Exhibit 99.2

NICE Enhances SURVEIL-X Conduct Surveillance Solution with Advanced AI,
Superior Cloud Scalability and Powerful Risk Detection Coverage

The SURVEIL-X holistic surveillance solution offers bolstered buy-side and insurance market sector coverage, additional self-development capabilities and support for Microsoft Teams

Hoboken, N.J., September 2, 2021 – Financial services organizations are facing growing regulatory pressures, market volatility, hybrid work environments and adoption of new communication channels, all potentially leading to employee misconduct. To address these intersecting trends, NICE Actimize, a NICE business (Nasdaq: NICE), today announced that it has enhanced its SURVEIL-X Holistic Conduct and Trade Surveillance solution with improved surveillance and risk detection capabilities, an updated cloud architecture that produces five times greater cloud scalability, and more powerful AI and Natural Language Processing (NLP) applications. The renewed SURVEIL-X also features bolstered coverage for buy-side and insurance sectors, new self-development capabilities and support for Microsoft Teams.

Featuring a further advanced Artificial Intelligence (AI) application, SURVEIL-X Conduct Surveillance now applies supervised machine learning to train models on historical data in order to accurately classify and prioritize alerts, and reduce false positives. Enhanced Natural Language Processing (NLP) techniques also enable faster, automated correlation of communications and market surveillance data for speedy trade reconstruction.

Chris Wooten, Executive Vice President, NICE, stated, “As the industry’s first AI-powered, cloud-native, true holistic conduct surveillance solution, SURVEIL-X is already helping financial services firms around the globe support compliance with global regulations and reduce the risk of fines and reputational damage. With our latest SURVEIL-X enhancements, we’re raising the bar even higher, by providing greater scalability, agility, and detection coverage, combined with new AI applications to reduce false positives, and the ability to monitor Microsoft Teams communications.”

Targeting Buy-Side and Insurance Markets
NICE Actimize’s SURVEIL-X Conduct Surveillance also specifically targets two market segments with its solutions updates, the Buy-Side and Insurance sectors. In terms of buy-side support improvements, newly added and significantly enhanced market surveillance models provide detection coverage for many types of risky behaviors, including Suspicious Volumes (Equities), Excessive Bid-Offer (EBO) scenarios, Front Running, Large Order Entry, FRO Block Orders, and more.  For the insurance segment, SURVEIL-X now offers greater compliance support for firms that sell life insurance, annuities and other wealth products with 16 new insurance analytical models designed to detect advisor misconduct, as well as a new Financial Representative Alerts Insight dashboard.

The next-generation updates to SURVEIL-X also provide support for Microsoft Teams which has experienced growing adoption by financial services firms in light of remote and hybrid work environments and builds on NICE’s NTR-X, the first Teams recording solution certified by Microsoft. Using SURVEIL-X, firms can monitor all types of Teams interactions, including voice, video, screen sharing and chat.

The enhancements to SURVEIL-X also include new self-service analytics that enable access to more market data, agile customization and faster deployment of analytics, as well as self-service reporting.  These advancements will allow financial services organizations to be more self-sufficient and ready to adapt to changing regulatory and business requirements.

For further information on SURVEIL-X please click here, or e-mail compliance@niceactimize.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson,+1 646 408 4895, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten  are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.